Exhibit 99.1

IAMGOLD Provides Update on Holdings in Tolima Gold Inc.

TORONTO, March 21, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that on November 1, 2017, the Company sold 3,456,000 common shares ("Common Shares") of Tolima Gold Inc. ("Tolima"), at a price of $0.005 per share, for total cash consideration of $17,280. The Common Shares were sold through the facilities of the TSX Venture Exchange and represented approximately 2.43% of the outstanding Common Shares. As a result of the disposition of the Common Shares, IAMGOLD's holding of Common Shares decreased to less than 10% of the issued and outstanding Common Shares of Tolima.

Immediately prior to the disposition of the Common Shares, IAMGOLD held 15,440,615 Common Shares, representing approximately 10.85% of the issued and outstanding Common Shares.

Immediately following the disposition of the Common Shares, IAMGOLD held 11,984,615 Common Shares, representing approximately 8.42% of the issued and outstanding Common Shares, based on 142,319,602 Common Shares issued and outstanding as stated in Tolima's management information circular dated February 20, 2018.

IAMGOLD disposed of the Common Shares in the ordinary course of the Company's investment activities.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (416) 388-6883

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2018/21/c8209.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 17:05e 21-MAR-18